Via EDGAR and Federal Express

September 3, 2020

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Suying Li, Linda Cvrkel

Re:	Atlas Technical Consultants, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 16, 2020
Form 10-Q for Fiscal Quarter Ended June 30, 2020
Filed August 10, 2020
Form 10-Q for Fiscal Quarter Ended March 31, 2020
Filed May 11, 2020
File No. 001-38745

Set forth below are the responses of Atlas Technical Consultants, Inc. to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2020, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019 (No. 001-38745), which was filed with the Commission on March 16, 2020 (the “Form 10-K”), its Form 10-Q for the fiscal quarter ended March 31, 2020 (No. 001-38745) (the “Q1 Quarterly Report”), which was filed with the Commission on May 11, 2020 and its Form 10-Q for the fiscal quarter ended June 30, 2020 (No. 001-38745) (the “Q2 Quarterly Report”), which was filed with the Commission on August 10, 2020. Concurrent with the submission of this letter, we are submitting Amendment No. 1 to the Q1 Quarterly Report and Amendment No. 1 to the Q2 Quarterly Report, each in response to the Staff’s comments.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

General

1.	It appears your officer certifications filed under Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please revise your filing to include the correct certifications. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13. This comment also applies to your Form 10-Q for fiscal quarter ended March 31, 2020.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have filed abbreviated amendments to each of the aforementioned periodic reports, which include revised officer certifications that include the introductory sentence of paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. We have followed the instructions in the SEC’s Regulation S-K Compliance and Disclosure Interpretation 246.13, which instructs filers to include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or David Quinn of Atlas Technical Consultants, Inc. at (866) 858-4499.

Very truly yours,

ATLAS TECHNICAL CONSULTANTS, INC.

By:	/s/ David Quinn
Name:	David Quinn
Title:	Chief Financial Officer

Enclosures

cc:	Suying Li (Securities and Exchange Commission)

Linda Cvrkel (Securities and Exchange Commission)

David Quinn (Atlas Technical Consultants, Inc.)

Bradford Twombly (Atlas Technical Consultants, Inc.)

Julian Seiguer (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)

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